FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 3, 2012

Tel Aviv, August 3, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") announced today, further to its announcements from November 2, 2011 and January 3, 2012 and to the disclosure included in Item 4B of its 2011 20-F Annual Report regarding Pocared Ltd. ("Pocared"), an approximately 41% held company which is developing a real-time and automated system for infectious diseases diagnosis designed for use by microbiology laboratories and hospitals, as follows:

As part of the process of forming a solution for the sample processing procedure, Pocared currently estimates that it will begin sample collection in the first half of 2013. As a consequence, Pocared estimates that the trial will be completed during 2013, and not in the second half of 2012 as previously reported.

Forward-Looking Statements

Pocared's estimates regarding the sample collection and the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy, and information existing in Pocared on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 3, 2012